Mail Stop 7010


February 17, 2006


Via U.S. mail and facsimile

Mr. Robert Salomon
Chief Financial Officer
Ashton Woods USA L.L.C.
1080 Holcomb Bridge Road
Building 200, Suite 350
Roswell, GA 30076

Re: 	Ashton Woods USA L.L.C.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 31, 2006
File No. 333-129906 and 333-129906-01 through 22

Dear Mr. Salomon:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary consolidated financial information and operating data, page 8
Selected historical consolidated financial and operating data, page
33

1. We note your response to prior comment 18. However, it appears to us that you should revise your disclosures to address the specific limitations of eliminating each material recurring item from the non-
GAAP measure you present, similar to the following:

* It does not include interest expense. Because you borrow money to finance your inventory purchases and operations, interest expense is a necessary element of your costs and ability to generate revenue. Therefore any performance measure that excludes interest expense has material limitations.

* It does not include depreciation and amortization. Because you use capital assets, depreciation and amortization are necessary elements of your costs and ability to generate revenue. Therefore any performance measure that excludes depreciation and amortization has material limitations.

Overview, page 36

2. We note your additional disclosures in response to prior comment
22. Please further disclose the specific factors you use to determine that land does not fit your home development program.

Off-Balance Sheet Arrangements and Aggregate and Contractual
Commitments, page 48

3. Please clarify why the aggregate exercise price of options disclosed on page 48 is inconsistent with the total amount presented on page 49.

Note 1 - Summary of Significant Accounting Policies -
Presentation,
page F-7

4. We reviewed your response to prior comment 58. Please confirm that you will continue to assess whether your markets exhibit similar economic factors. Please also confirm that to the extent that short-term economic factors in any markets impact your consolidated operations and margins, you will continue to disclose and discuss them in MD&A.

Note 1 - Summary of Significant Accounting Policies - Revenue
Recognition, page F-8

5. We note your response to prior comment 61. We also note the balance of restricted cash at May 31, 2004. Please provide as additional information related to the transaction that resulted in the restricted cash as of May 31, 2004 and help us understand why, in light of the restrictions, revenue recognition was not impacted.

Note 6 - Notes Payable, page F-20

6. As noted in prior comment 63, please include all the disclosures required by Rule 3-10 of Regulation S-X in the notes to your audited financial statements and ensure they are covered by the auditors` report.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Melinda Hooker, Staff Accountant, at (202)
551-
3732 or, in her absence, Anne McConnell, Senior Staff Accountant, at
(202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Ms. Elizabeth Noe, Esq.
Paul, Hastings, Janofsky & Walker LLP
600 Peachtree Street, N.E., Suite 2400
Atlanta, GA 30308
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Mr. Robert Salomon
Ashton Woods USA L.L.C.
February 17, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE